1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 10, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC June 2014 Revenue Report

Hsinchu, Taiwan, R.O.C. – July 10, 2014 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for June 2014: On a consolidated basis, revenues for June 2014 were approximately NT$60.34 billion, a decrease of 0.7 percent from May 2014 and an increase of 11.7 percent over June 2013. Revenues for January through June 2014 totaled NT$331.24 billion, an increase of 14.8 percent compared to the same period in 2013.

TSMC Revenue Report (Consolidated):

(Unit: NT$ million)

Period	June 2014	May 2014	M-o-M Increase (Decrease) %	June 2013	Y-o-Y Increase (Decrease) %	January to June 2014	January to June 2013	Y-o-Y Increase (Decrease) %
Net Revenues	60,344	60,789	(0.7)	54,028	11.7	331,236	288,641	14.8

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

July 10, 2014

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of June 2014.

1. Sales volume (in NT$ thousands)

Period	Items	2014	2013
June	Net sales	60,343,956	54,027,749
Jan.-June	Net sales	331,235,656	288,641,316

2. Funds lent to other parties (in NT$ thousands)

		Amount Drawn
Lending Company	Limit of lending	Bal. as of period end
TSMC Partners*	43,916,752	3,881,280

*	Borrowers include TSMC Solar and TSMC Solid State Lighting, which are both TSMC’s subsidiaries.

3. Endorsements and guarantees (in NT$ thousands):

		Amount
Guarantor	Limit of guarantee	Bal. as of period end
TSMC*	224,443,411	44,784,000

*	The guarantee is provided to TSMC Global, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	16,471,182	26,093,255
	Mark to Market Profit/Loss	43,946	93,953
	Unrealized Profit/Loss	5,320	93,953
Expired Contracts	Notional Amount	194,662,082	88,219,775
	Realized Profit/Loss	141,581	384,154
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
	Notional Amount	3,960,567	—
Outstanding Contracts	Mark to Market Profit/Loss	15,846	—
	Unrealized Profit/Loss	(2,541)	—
Expired Contracts	Notional Amount	15,056,052	—
	Realized Profit/Loss	(61,631)	—
Equity price linked product (Y/N)		N	—

•	TSMC Solar

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	1,500,208	2,071,913
	Mark to Market Profit/Loss	(4,268)	(8,736)
	Unrealized Profit/Loss	(336)	(12,801)
Expired Contracts	Notional Amount	5,229,337	10,538,670
	Realized Profit/Loss	(2,502)	9,145
Equity price linked product (Y/N)		N	N

•	TSMC Solid State Lighting

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	68,926	389,935
	Mark to Market Profit/Loss	(284)	(1,610)
	Unrealized Profit/Loss	(46)	(1,051)
Expired Contracts	Notional Amount	307,896	1,630,830
	Realized Profit/Loss	(186)	960
Equity price linked product (Y/N)		N	N

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	—	—
	Mark to Market Profit/Loss	—	—
	Unrealized Profit/Loss	—	—
Expired Contracts	Notional Amount	66,930	—
	Realized Profit/Loss	818	—
Equity price linked product (Y/N)		N	—

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	52,748,081	—
	Mark to Market Profit/Loss	(5,559,558)	—
	Unrealized Profit/Loss	(68,387)	—
Expired Contracts	Notional Amount	—	—
	Realized Profit/Loss	—	—
Equity price linked product (Y/N)		Y	—